UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the first half of 2012.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

 (Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    x                                              Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                                                No x .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release

SQM REPORTS EARNINGS FOR THE FIRST HALF OF 2012

Highlights

•	SQM reported net income for the first half of 2012 of US$342.2 million, an increase of 40.5% over the first half of 2011.

•	Earnings per ADR totaled US$1.30 for the first six months of 2012, compared to US$0.93 for the same period of 2011.

•	Revenues for first half of 2012 were 17.6% higher than that of first half of 2011.

Santiago. Chile. August 28. 2012.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first half of 2012 of US$342.2 million (US$1.30 per ADR), an increase of 40.5% with respect to the same period of 2011, when earnings totaled US$243.6 million (US$0.93 per ADR). Gross Margin reached US$531.9 million (43.9% of revenues), 33.9% higher than the US$397.2 million (38.5% of revenues) recorded during the first half of 2011. Revenues totaled US$1,213.0 million for the first six months, representing an increase of 17.6% over the US$1,031.7 million reported in the same period of 2011.

The Company also announced a year-over-year earnings increase of 45.4% for the second quarter of 2012, reporting quarterly net income of US$192.2 million (US$0.73 per ADR) compared to the 2011 figure of US$132.2 million (US$0.50 per ADR). Gross Margin for the second quarter reached US$295.7 million. 41.1% higher than the US$209.6 million recorded for the same period of 2011. Revenues totaled US$683.3 million, an increase of approximately 23.9% with respect to the second quarter of 2011, when revenues amounted to US$551.7 million.

Patricio Contesse, SQM’s Chief Executive Officer stated, “As we expected during the second quarter of this year we saw the positive influence of some deferred volumes from the first quarter, which accounted for as a whole, reflects the positive trend of 2012. When compared to the first half of 2011, our potassium, lithium, and industrial chemicals business lines showed volume growth, while prices continued to increase for our iodine and specialty plant nutrition business lines.”

Mr. Contesse continued, “The underlying fundamentals in all of our businesses are strong, and we experienced a positive momentum in the first half of 2012. Our solid financial position and current expansion plans will allow us to better position ourselves to capitalize on the growth opportunities companywide, while we continue to monitor closely the economic situation in the US and Europe.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our SPN business line for the first half of 2012 totaled US$353.9 million, a slight 2.7% decrease compared to $363.9 million recorded for the same period in 2011.

Second quarter 2012 revenues reached US$194.8 million, an increase of 1.0% over the US$192.9 million reported in 2011.

Specialty Plant Nutrition Volumes and Revenues (six months ended June 30):

		2012	2011	2012/2011
Sodium Nitrate	Th. MT	13.0	9.8	3.2	33%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	280.5	317.9	-37.4	-12%
Specialty Blends	Th. MT	72.0	64.8	7.2	11%
Other specialty plant nutrients (*)	Th. MT	38.0	47.1	-9.1	-19%
Specialty Plant Nutrition Revenues	MUS$	353.9	363.9	-10.0	-3%
*Includes trading of other specialty fertilizers.

During the first half of the year, we saw an approximately 8% decrease in volumes, mainly due to the return of a major player to the market, but this was accompanied by an increase in average prices when compared to the first 6 months of 2011, in response mainly to our strategy focused on higher premium SPN markets.

Increased prices offset decreased volumes, and overall, SQM saw an increase in margins when compared to the first three months of this year. We feel confident with outlook of the potassium nitrate market, and are prepared to meet the growing market demand in the future.

SPN gross margin1 for the first half of 2012 accounted for approximately 22% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the first half of 2012 totaled US$300.9 million, an increase of 42.5% with respect to the US$211.1 million reported for the first half of 2011.

Iodine and derivatives revenues for the second quarter of 2012 amounted to US$157.0 million, an increase of 33.9% compared to the US$117.2 million recorded the previous year.

Iodine and Derivative Volumes and Revenues (six months ended June 30):

		2012	2011	2012/2011
Iodine and Derivatives	Th. MT	5.7	6.8	-1.2	-17%
Iodine and Derivatives Revenues	MUS$	300.9	211.1	89.8	43%

As expected, iodine markets have seen a positive demand growth during the first half of 2012 when compared to second half 2011. Demand for all applications continues to grow, with demand growth being led primarily by uses related to X-ray contrast media. It is believed that the Japanese producers have been producing at normal levels throughout 2012, but there is still limited supply in the market. Therefore, increases in demand and tightened supply have continued to drive up the average price in this business line. Average prices during the first six months of 2012 saw an increase of over 70% when compared to the average prices reported during the same period in 2011.

Margins for this business line increased significantly during the first half of 2012, but we expect a relatively stable price environment during the second half of the year as new supply starts running in Chile.

Gross margin for the Iodine and Derivatives segment accounted for approximately 37% of SQM’s consolidated gross margin for the first half of 2012.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$113.4 million during the first half of 2012, an increase of 31.4% with respect to the US$86.3 million recorded for the first half of 2011.

Lithium revenues increased over 49% during the second quarter of 2012 with respect to the second quarter of 2011. Total revenues amounted to US$65.9 million during the first six months of 2012, compared to US$44.0 million in the same period of 2011.

Lithium and Derivatives Volumes and Revenues (six months ended June 30):

		2012	2011	2012/2011
Lithium and Derivatives	Th. MT	22.4	19.5	2.9	15%
Lithium and Derivatives Revenues	MUS$	113.4	86.3	27.1	31%

The lithium market has continued to perform well in the second quarter of 2012. As seen throughout 2011 and during the first quarter of 2012, healthy demand for lithium applications, specifically rechargeable batteries, has continued to drive demand. As a result, our sales volumes increased approximately 15% in the first half of the year compared to the first half of 2011. Price has also increased in the lithium market, leading to an average price increase of over 10% when compared to the first half of 2011.

We anticipate volumes could increase over 10% in 2012 compared to 2011. Additionally, as the world’s leading producer of lithium carbonate, we will increase our capacity to meet market needs and our company strategy as we see fit.

Gross margin for the Lithium and Derivatives segment accounted for approximately 11% of SQM’s consolidated gross margin for the first half of 2012.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate revenues for the first half of 2012 totaled US$325.3 million, a 19.0% increase with respect to the first half of 2011, when revenues amounted to US$273.3 million.

Year-over-year potassium chloride and potassium sulfate revenues grew 29.5% in the second quarter, reaching US$191.7 million, compared to US$148.0 million for the same period of 2011.

Potassium Chloride & Potassium Sulfate Volumes and Revenues (six months ended June 30):

		2012	2011	2012/2011
Potassium Chloride and Potassium Sulfate	Th. MT	643.2	567.5	75.6	13%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	325.3	273.3	52.0	19%

The Potassium Chloride pricing environment has remained stable during the first half of this year, with no increase as was previously expected. Demand growth is expected in the Brazilian markets, especially as crop prices have increased in recent months. As planting season in the southern hemisphere approaches we expect a healthy demand for potassium-based fertilizers.

Average prices for SQM have increased 5% during the first six months of 2012, compared to the first six months of 2011, mainly due to the change in product mix; SQM is on track to sell over half of its potash in the granulated form.

Our expansion plans in the Salar de Atacama to increase production capacity of potassium-based fertilizers remain on course. As a result, our sales volumes in 2012 should be higher than 2011 volumes.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 25% of SQM’s consolidated gross margin for the first half of 2012.

Industrial Chemicals

Industrial Chemicals revenues for the first six months of 2012 reached US$83.7 million, 23.1% higher than the US$67.9 million recorded for the same period of the previous year.

Revenues for the second quarter totaled US$51.4 million, an increase of 52.6% with respect to the second-quarter 2011 figure of US$33.7 million.

Industrial Chemicals Volumes and Revenues (six months ended June 30):

		2012	2011	2012/2011
Industrial Nitrates	Th. MT	94.1	87.6	6.5	7%
Boric Acid	Th. MT	1.1	1.2	-0.1	-9%
Industrial Chemicals Revenues	MUS$	83.7	67.9	15.8	23%

The overall industrial chemical business line saw an increase in volumes year-on-year and greater increase when compared to the first 3 months of 2012. Demand for traditional applications of industrial chemicals remains stable, and SQM is still anticipating strong sales volumes in 2012 for solar salt, although the majority of these sales will be recognized during the second half of the year. Average prices for this segment have increased around 15% compared to the same period as last year.

Gross margin for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross margin for the first half of 2012.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$35.8 million in the first six months of 2012, up from US$29.2 million for the same period of last year.

Administrative Expenses

Administrative expenses totaled US$48.3 million (4.0% of revenues) for the first six months of 2012, compared to the US$43.1 million (4.2% of revenues) recorded during the same period of 2011.

Net Financial Expenses

Net financial expenses for the first six months of 2012 were US$13.7 million, compared to the US$11.1 million recorded during the same period of 2011.

Notes:

1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrient, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;

•	Know-how and its own technological developments in its various production processes;

•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;

•	High market share in all its core products;

•	International sales network with offices in more than 20 countries and sales in over 100 countries;

•	Synergies from the production of multiple products that are obtained from the same two natural resources;

•	Continuous new product development according to the specific needs of its different customers;

•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien. 56-2-4252074 / kelly.obrien@sqm.com

Mark Fones. 56-2-4252271 / mark.fones@sqm.com

For media inquiries contact: Rosalia Vera / rvera@imaginaccion.cl

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term in defined under Federal Securities Laws.

Forward-looking statements

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors.

Income Statement
			For the 6-month period ended June 30
(US$ Millions)	For the 2nd Quarter
	2012	2011	2012	2011

Revenues	683.3	551.7	1,213.0	1,031.7

Specialty Plant Nutrition*	194.8	192.9	353.9	363.9
Iodine and Iodine Derivatives	157.0	117.2	300.9	211.1
Lithium and Lithium Derivatives	65.9	44.0	113.4	86.3
Potassium Chloride & Potassium Sulfate	191.7	148.0	325.3	273.3
Industrial Chemicals	51.4	33.7	83.7	67.9
Other Income	22.6	15.9	35.8	29.2

Cost of Goods Sold	(340.4)	(295.6)	(586.8)	(545.9)
Depreciation and Amortization	(47.3)	(46.4)	(94.2)	(88.6)

Gross Margin	295.7	209.6	531.9	397.2

Administrative Expenses	(25.3)	(22.6)	(48.3)	(43.1)
Financial Expenses	(14.4)	(12.0)	(26.5)	(22.6)
Financial Income	7.2	5.8	12.8	11.5
Exchange Difference	(10.4)	(4.2)	(15.3)	(7.1)
Other	4.6	1.3	7.2	(6.7)

Income Before Taxes	257.4	177.9	461.9	329.0

Income Tax	(63.5)	(44.4)	(116.3)	(83.4)

Net Income before minority interest	193.9	133.5	345.6	245.6

Minority Interest	(1.7)	(1.3)	(3.4)	(2.0)

Net Income	192.2	132.2	342.2	243.6
Net Income per Share (US$)	0.73	0.50	1.30	0.93

*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of June 30	As of Dec. 31
	2012	2011

Total Current Assets	2,235.2	1,956.4
Cash and cash equivalents	415.3	445.0
Other current financial assets	375.7	169.3
Accounts receivable (1)	598.1	529.2
Inventory	794.2	744.4
Others	51.9	68.6

Total Non-current Assets	2,025.2	1,915.2
Other non-current financial assets	38.4	30.5
Investments in related companies	66.8	60.7
Property, plant and equipment	1,847.8	1,755.0
Other Non-current Assets	72.2	68.9

Total Assets	4,260.4	3,871.6

Total Current Liabilities	539.5	629.3
Short-term debt	186.1	161.0
Others	353.4	468.3

Total Long-Term Liabilities	1,513.5	1,377.9
Long-term debt	1,367.1	1,237.0
Others	146.4	140.9

Shareholders' Equity before Minority Interest	2,154.1	1,812.8

Minority Interest	53.2	51.5

Total Shareholders' Equity	2,207.3	1,864.4

Total Liabilities & Shareholders' Equity	4,260.4	3,871.6

Liquidity (2)	4.1	3.1

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos

 Ricardo Ramos

Chief Financial Officer & Business Development SVP

Date: August 28, 2012